

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 16, 2009

<u>Via U.S. Mail</u>

Kyle Beddome
President, Chief Executive Offer, and Director
Dafoe Corp.
1802 N. Carson Street, Suite 108-3599
Carson City, Nevada 89701

> **Re: Dafoe Corp.**
> **Registration Statement on Form S-1**
> **Filed December 31, 2008**
> **File Number 333-156521**

Dear Mr. Beddome:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1. Please include page numbers in your amendment.

Summary Information

2. Reconcile the statement that you "have not conducted any exploration" with your later statement that you have "completed the first phase of exploration".

Description of Business

3. Indicate the time frame within which you will decide whether or not to proceed with the next phase of exploration.

4. Please identify the independent geologist "who oversees the program". It is not clear if this is Mr. McLeod.

Notes to the Financial Statements -- Note 3, Related Party Transactions

5. Note 3 states that a related party loan is due to a director of the Company for funds advanced. Note 3 further states that, during the fiscal year ended September 30, 2008, the Company issued 31,500,000 (post split) common shares for $3,500 to a director of the Company. We also note that the Company acquired its Vet 1 - 4 mineral claims property from Western Minerals Inc. for $3,500. Please expand your discussion under "Certain Relationships and Related Transactions" to provide all of the disclosure required by Item 404(d) of Regulation S-K, or tell us why such disclosure is not required.

Directors and Executive Officers

6. We note that your sole officer and director is currently serving in the identical capacity for another company, Tuffnell Ltd. Please note that Item 401(e) of Regulation S-K requires you to disclose, among other things, the name and principal business of any corporation or other organization by which your officers and directors have been employed during the past five years, and any directorships held by each director. Please expand your discussion to provide all of the disclosure required under Item 401(e) of Regulation S-K, or tell us why such disclosure is not required.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, the undersigned at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Tracey L. McNeil

Via Facsimile
Joseph I. Emas, Esq.
(305) 531 1274